Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

AND FOR THE THREE-MONTH PERIOD THEN ENDED

PRESENTED IN COMPARATIVE FORMAT

Free translation from the original prepared in Spanish for publication in Argentina

REPORT ON REVIEW OF THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the President and Directors of

Pampa Energía S.A.

Legal address: Maipú, 1

Autonomous City of Buenos Aires

Tax Code No.: 30-52655265-9

Report on the consolidated condensed interim financial statements

Introduction

We have reviewed the accompanying consolidated condensed interim financial statements of Pampa Energía S.A. and its subsidiaries (hereinafter "the Company"), which comprise the consolidated statement of financial position as of March 31, 2023, the consolidated statement of comprehensive income, the consolidated statements of changes in equity and cash flows for the three-month period ended March 31, 2023 and selected explanatory notes.

Board's responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for its acronym in Spanish) as professional accounting standards and incorporated by the National Securities Commission (CNV, for its acronym in Spanish) to its regulations, as approved by the International Accounting Standards Board (IASB), and therefore is responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of the review

Our responsibility is to express a conclusion on these consolidated condensed interim financial statements based on our review, which was performed in accordance with the International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of consolidated condensed interim Financial Statements consists of inquiries primarily of Company staff responsible for financial and accounting matters, and applying analytical and other review procedures. This review is substantially less in scope than an audit examination conducted in accordance with international standards on auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Price Waterhouse & Co. S.R.L., Bouchard 557, floor 8°, C1106ABG – Autonomous City of Buenos Aires T: +(54.11) 4850.6000, www.pwc.com/ar

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the consolidated condensed interim Financial Statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Pampa Energía S.A., that:

a)   the consolidated condensed interim financial statements of Pampa Energía S.A. are recorded to the “Inventory and Balance Sheet” book, and complies in what is a matter of our competence, with the provisions of the General Companies Law and in the pertinent resolutions of the National Securities Commission;

b)   the individual condensed interim financial statements of Pampa Energía S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations,

c)    we have read the Summary of Activity (“Reseña Informativa”), on which, as regards those matters that are within our competence, we have no observations to make;

d)   as of March 31, 2023, the debt accrued by Pampa Energía S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records and calculations amounted to $ 512.3 millions, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 10, 2023.

PRICE WATERHOUSE & CO. S.R.L. (Partner)

Carlos Martín Barbafina

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GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
BCRA	Argentina’s Central Bank
BNA	Banco de la Nación Argentina
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de Inversiones de Energía S.A.
CISA	Comercializadora e Inversora S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	National Securities Commission of Argentina
CTB	CT Barragán S.A
EAR	Effective Annual Rate
EISA	Energía Inversora S.A.
ENRE	National Regulatory Authority of Electricity
GASA	Generación Argentina S.A.
Greenwind	Greenwind S.A.
GyP	Gas y Petróleo del Neuquén S.A.P.E.M.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IASB	International Accounting Standards Board
MATER	Renewable Energy Forward Market
MLC	Foreign Exchange Market
MW	Megawatt
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
PB18	Pampa Bloque 18 S.A. (former Ecuador TLC S.A.)
PEB	Pampa Energía Bolivia S.A.
PEN	Federal Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PISA	Pampa Inversiones S.A.
Refinor	Refinería del Norte S.A.
SACDE	Argentine Society of Construction and Strategic Development
SE	Secretary of Energy
TGS	Transportadora de Gas del Sur S.A.
TGU	Transporte y Servicios de Gas en Uruguay S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar
VAR	Vientos de Arauco Renovables S.A.U.
WEM	Wholesale Electrical Market
YPF	YPF S.A.

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Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF

COMPREHENSIVE INCOME

For the three-month period ended March 31, 2023,

presented in comparative format.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2023	03.31.2022

Revenue	8	83,915	44,011
Cost of sales	9	(50,538)	(26,244)
Gross profit		33,377	17,767

Selling expenses	10.1	(3,193)	(2,063)
Administrative expenses	10.2	(8,310)	(3,529)
Exploration expenses	10.3	(48)	(8)
Other operating income	10.4	4,859	1,300
Other operating expenses	10.4	(3,845)	(1,668)
Impairment recovery (Impairment) of intangible assets and inventories		411	(9)
Impairment of financial assets		(291)	(127)
Share of profit from associates and joint ventures	5.1.2	3,200	2,682
Operating income		26,160	14,345

Financial income	10.5	193	246
Financial costs	10.5	(14,711)	(4,195)
Other financial results	10.5	14,643	(289)
Financial results, net		125	(4,238)
Profit before income tax		26,285	10,107
Income tax	10.6	643	347
Profit for the period		26,928	10,454

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		76,810	15,371
Items that may be reclassified to profit or loss
Exchange differences on translation		2,485	4,401
Other comprehensive income of the period		79,295	19,772
Total comprehensive income of the period		106,223	30,226

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the three-month period ended March 31, 2023,

presented in comparative format.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2023	03.31.2022
Total income of the period attributable to:

Owners of the Company		26,918	10,304
Non-controlling interest		10	150
		26,928	10,454

Total comprehensive income of the period attributable to:

Owners of the Company		105,983	30,024
Non-controlling interest		240	202
		106,223	30,226

Earnings per share attributable to equity holders of the Company
Basic and diluted earnings per share	13.2	19.51	7.46

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of March 31, 2023,

presented in comparative format.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2023	12.31.2022
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	478,125	383,464
Intangible assets	11.2	27,048	24,364
Right-of-use assets		1,652	1,521
Deferred tax asset	11.3	9,185	6,326
Investments in associates and joint ventures	5.1.2	195,096	159,833
Financial assets at amortized cost	12.1	21,038	18,000
Financial assets at fair value through profit and loss	12.2	5,742	4,867
Other assets		103	91
Trade and other receivables	12.3	5,823	3,415
Total non-current assets		743,812	601,881

CURRENT ASSETS
Inventories	11.4	40,092	30,724
Financial assets at amortized cost	12.1	3,485	1,357
Financial assets at fair value through profit and loss	12.2	130,780	103,856
Derivative financial instruments		187	161
Trade and other receivables	12.3	100,683	83,328
Cash and cash equivalents	12.4	26,298	18,757
Total current assets		301,525	238,183
Total assets		1,045,337	840,064

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION (Continuation)

As of March 31, 2023,

presented in comparative format.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2023	12.31.2022
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,380	1,380
Share capital adjustment		7,231	7,231
Share premium		19,950	19,950
Treasury shares	13.1	4	4
Treasury shares adjustment		21	21
Treasury shares cost		(2,280)	(2,280)
Legal reserve		9,600	8,137
Voluntary reserve		202,029	171,243
Other reserves		(322)	(448)
Other comprehensive income		141,300	113,720
Retained earnings		130,659	84,505
Equity attributable to owners of the company		509,572	403,463
Non-controlling interest		1,397	1,157
Total equity		510,969	404,620

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	30,907	26,062
Income tax and minimum notional income tax provision	11.6	35,719	31,728
Deferred tax liability	11.3	23,590	19,854
Defined benefit plans		6,650	4,908
Borrowings	12.5	281,374	237,437
Trade and other payables	12.6	5,813	3,757
Total non-current liabilities		384,053	323,746

CURRENT LIABILITIES
Provisions	11.5	909	779
Income tax liability	11.6	506	927
Tax liabilities		6,026	4,966
Defined benefit plans		984	1,021
Salaries and social security payable		4,502	5,627
Derivative financial instruments		371	318
Borrowings	12.5	67,982	48,329
Trade and other payables	12.6	69,035	49,731
Total current liabilities		150,315	111,698
Total liabilities		534,368	435,444
Total liabilities and equity		1,045,337	840,064

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the three-month period ended March 31, 2023,

presented in comparative format.

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2021	1,382	7,245	19,950	4	21	(238)	5,203	54,528	(550)	51,432	44,454	183,431	609	184,040
Treasury shares acquisition	-	-	-	-	-	(183)	-	-	-	-	-	(183)	-	(183)
Stock compensation plans	-	-	-	-	-	-	-	-	(59)	-	-	(59)	-	(59)
Profit for the three-month period	-	-	-	-	-	-	-	-	-	-	10,304	10,304	150	10,454
Other comprehensive income for the three-month period	-	-	-	-	-	-	513	5,452	-	9,471	4,284	19,720	52	19,772
Balance as of March 31, 2022	1,382	7,245	19,950	4	21	(421)	5,716	59,980	(609)	60,903	59,042	213,213	811	214,024

Legal and voluntary reserve constitution	-	-	-	-	-	-	(485)	44,939	-	-	(44,454)	-	-	-
Capital reduction	-	-	-	(2)	(14)	209	-	(193)	-	-	-	-	-	-
Treasury shares acquisition	(2)	(14)	-	2	14	(2,068)	-	-	-	-	-	(2,068)	-	(2,068)
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(25)	(25)
Stock compensation plans	-	-	-	-	-	-	-	-	161	-	-	161	-	161
Profit (Loss) for the complementary nine-month period	-	-	-	-	-	-	-	-	-	-	54,555	54,555	(109)	54,446
Other comprehensive income for the complementary nine-month period	-	-	-	-	-	-	2,906	66,517	-	52,817	15,362	137,602	480	138,082
Balance as of December 31, 2022	1,380	7,231	19,950	4	21	(2,280)	8,137	171,243	(448)	113,720	84,505	403,463	1,157	404,620

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY (Continuation)

For the three-month period ended March 31, 2023,

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2022	1,380	7,231	19,950	4	21	(2,280)	8,137	171,243	(448)	113,720	84,505	403,463	1,157	404,620
Stock compensation plans	-	-	-	-	-	-	-	-	126	-	-	126	-	126
Profit for the three-month period	-	-	-	-	-	-	-	-	-	-	26,918	26,918	10	26,928
Other comprehensive income for the three-month period	-	-	-	-	-	-	1,463	30,786	-	27,580	19,236	79,065	230	79,295
Balance as of March 31, 2023	1,380	7,231	19,950	4	21	(2,280)	9,600	202,029	(322)	141,300	130,659	509,572	1,397	510,969

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period ended March 31, 2023,

presented in comparative format.

(In millions of Argentine Pesos (“$”))

	Note	03.31.2023	03.31.2022
Cash flows from operating activities:
Profit for the period		26,928	10,454
Adjustments to reconcile net profit to cash flows from operating activities:	14.1	8,050	7,733
Changes in operating assets and liabilities	14.2	(2,436)	(5,545)
Net cash generated by operating activities		32,542	12,642

Cash flows from investing activities
Payment for property, plant and equipment acquisitions		(35,060)	(7,848)
Payment for public securities and shares acquisitions, net		(4,926)	(1,972)
Recovery (Suscription) of mutual funds, net		2,130	(215)
Payment for the acquisition of associates		-	(62)
Collection for equity interests in companies sales		55	216
Collections for property, plant and equipment sales		58	3
Collections for intangible assets sales		1,626	253
Dividends received		-	446
(Payment) Collection of loans		(217)	1,172
Net cash used in investing activities		(36,334)	(8,007)

Cash flows from financing activities
Proceeds from borrowings	12.5	28,783	2,564
Payment of borrowings	12.5	(11,465)	-
Payment of borrowings interests	12.5	(10,055)	(4,327)
Payment for treasury shares acquisition		-	(183)
Repurchase of corporate bonds	12.5	(586)	-
Payments of leases		(75)	(183)
Net cash generated by (used in) financing activities		6,602	(2,129)

Increase in cash and cash equivalents		2,810	2,506

Cash and cash equivalents at the beginning of the year	12.4	18,757	11,283
Exchange and conversion difference generated by cash and cash equivalents		4,731	835
Increase in cash and cash equivalents		2,810	2,506
Cash and cash equivalents at the end of the period	12.4	26,298	14,624

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the three-month period ended March 31, 2023,

presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

General information of the Company

The Company is a fully integrated power company in Argentina, which directly and through its subsidiaries, participates in the electric energy and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,386 MW installed capacity as of March 31, 2023, which represents approximately 12% of Argentina’s installed capacity, and being one of the four largest independent generators in the country. Additionally, the Company is currently undergoing a process to expand its installed capacity by an additional 185 MW.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, with operations in 11 production areas and 4 exploratory areas reaching a production level of 8.9 million m3/day of natural gas and 5.2 thousand boe/day of oil in Argentina, during the three-month period ended March 31, 2023. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemicals segment, operations are located in Argentina, where the Company operates two high-complexity plants producing styrene, synthetic rubber and polystyrene, with a domestic market share ranging between 94% and 100%.

Finally, through the holding and others segment, the Company participates in the electricity transmission and oil and gas transportation businesses. In the electricity transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 21,697 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,233 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Besides, the Company owns a 30.1% indirect interest in OCP, licensee company of an oil pipeline in Ecuador that has a transportation capacity of 450 thousand barrels/day. Additionally, the segment includes advisory services provided to related companies.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 2: REGULATORY FRAMEWORK

2.1	Generation
2.1.1	Renewable Energy Term Market (“MATER” Regime)

On March 20, 2023, SE Resolution No. 165/23 was passed, which modified the penalty system applicable to MATER projects, including projects awarded under the Renovar MiniRen Program, Round 3. Penalties for breaches in the committed supply of energy were incorporated into the system, to be discounted in 12 monthly and consecutive installments as from commercial commissioning, keeping the generator’s option to cancel the penalties in 48 monthly and consecutive installments with the application of a 1.7% EAR in U.S. dollars. To avoid affecting the projects’ minimum maintenance, a 20% discount cap for the monthly transaction was established for those generators opting into the 48-installment scheme. The balance following the application of this cap will be discounted in the first transaction in which the penalty is below the stated cap; if the number of installments is exceeded, the scheme will be maintained until the penalties’ full cancellation and, in case the contract term is exceeded, the payment scheme may be restructured, or the discount cap may be increased to 40% of the transaction.

2.1.2	Supply Agreements with CAMMESA

2.1.2.1 Renovar Programs

In line with the scheme set forth by SE Resolution No. 1,260/21 and to address the issue of projects under the different Renovar rounds breaching the committed commercial commissioning dates, on April 25, 2023, the SE passed Resolution No. 284/23 to release the transportation capacity committed under different Renovar Rounds having difficulties with the projects' conclusion. The new scheme authorizes holders of these projects to terminate the Supply Agreement with CAMMESA against the payment of an amount equivalent to US$ 35,000 per MW of the project’s power capacity, the waiver of claims against the Federal Government, the SE and/or CAMMESA, an indemnity commitment to realease these authorities against claims by its shareholders or controlling, controlled and/or affiliated companies, and the waiver of granted and unused fiscal benefits. Applications should be presented to CAMMESA within 30 calendar days from the resolution’s publication.

2.1.2.2 Remuneration for combined cycles

SE Resolution No. 59/23 dated February 7, 2023 established an opt-in system under which combined cycles’ owners could execute an availability and efficiency optimization agreement with CAMMESA. The agreement contemplates an availability commitment for 85% of the net power capacity for a maximum term of 5 years and sets a US$ 2,000/MW-month remuneration for the available power capacity and the dollarization of the energy price based on the fuel used (US$ 3.5/MWh for natural gas and US$ 6.1/MWh for fuel oil and gas oil). Besides, it provides for a 35% and 15% reduction in the remuneration collectible for guaranteed power capacity for generators with availability commitments in the spot market for the summer-winter and autumn-spring periods, respectively.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

The Company executed agreements with CAMMESA for its CTLL and Genelba power plants’ combined cycles. On the other side, CTB executed an agreement with CAMMESA for its open cycle’s gas turbines units. In all cases, agreements are effective from March 1, 2023 to February 29, 2028.

2.2	Oil and Gas

Natural gas exports

On April 19, 2023, the SE notified the Company of the extension of the Neuquina basin’s natural gas export quota for the next winter period, consisting of: (i) an extraordinary and priority quota of 2 million m3/d for the months of May and June 2023, assignable pro rata among the “July Flat Gas Commitment” awardees, and (ii) a firm winter export quota under Plan GasAr for a 3 million m3/d volume for the months of July, August and September 2023.

In this sense, the Company was assigned a volume of 872,727 m3/d and 857,449 m3/d for the first and second periods, respectively. Moreover, the minimum price for export permits will remain at US$ 7.73/MMBTU.

Besides, the following summer export quotas were assigned: 9 million m3/d for the Neuquina Basin and 2 million m3/d for the Austral Basin. The minimum price will result from calculating the simple average Brent oil prices in the first fifteen days of the month prior to delivery, multiplied by 7%. The Company was assigned a 1,452,878 m3/d volume.

2.3	Gas Transportation

TGS’s Tariff situation

On March 16, 2023, TGS’s Board of Directors approved a proposed addendum to the renegotiation transitionary agreement (the “2023 RTT”) sent by ENARGAS. On April 27, 2023, ENARGAS issued Resolution No. 186/23 publishing the new effective tariff schemes. The 2023 RTT was later ratified by PEN Executive Order No. 250/23 dated April 29, 2023.

The 2023 RTT includes, effective from April 29, 2023, a 95% transitionary tariff scheme on the natural gas transportation tariff and the access and use charge. While it is in force, TGS may not distribute dividends or directly or indirectly early cancel financial and commercial debts taken on with shareholders, acquire other companies or grant loans. If TGS deems it appropriate to act otherwise regarding the payment of dividends, it should require the Ministry of Economy’s authorization.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.4	Transmission

Transener and Transba’s tariff situation

On April 20, 2023, under ENRE Resolution No. 364/23, the ENRE launched the comprehensive tariff review process for electricity transmission companies pursuant to Act No. 24,065 and Act No. 27,541, setting a 30-day term as from June 1, 2023 to draw up the guidelines and schedule for its development.

2.5	Regulations on access to the MLC

The main updates introduced by the BCRA on MLC inflow and outflow regulations which were disclosed in the Consolidated Financial Statements as of December 31, 2022, are summarized below.

On April 20, 2023, for the provision of certain services, the BCRA prior authorization was incorporated as requirement to access the MLC before 60 calendar days as from approval of the Argentine Republic’s Imports and Foreign Service Payments System (“SIRASE”)’s affidavit. This requirement is not applicable in the following cases: (i) payments through a swap and/or arbitrage against a foreign-currency domestic account; (ii) access simultaneously with the settlement of a new foreign financial indebtedness for which the principal matures after the stated term; and (iii) access with funds originated in the financing of service imports granted by a domestic financial entity with a commercial credit line abroad when the total principal of the financing matures after the stated term.

As regards transactions with stock market assets, the term during which transactions may not be conducted is extended to 180 calendar days for securities issued under foreign law and maintained at 90 days for securities issued under Argentine law, to be submitted in the affidavits to access the MLC.

More information on Argentina’s foreign exchange regulations can be found at the Central Bank’s website: www.bcra.gov.ar.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 3: BASIS OF PREPARATION

These Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2023 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in million pesos and were approved for their issuance by the Company’s Board of Directors on May 10, 2023.

The information included in the Consolidated Condensed Interim Financial Statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

This consolidated condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss and they should be read together with the Consolidated Financial Statements as of December 31, 2022, which have been prepared under IFRS.

These Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2023 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the three-month period ended March 31, 2023, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2022 and for the three-month period ended March 31, 2022, disclosed for comparative purposes, arises from the Consolidated Financial Statements as of those dates.

Additionally, certain non-significant reclassifications have been made to those Consolidated Financial Statements´ figures to keep the consistency in the presentation with the figures of the current period.

16

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the Consolidated Financial Statements for the last fiscal year, which ended on December 31, 2022.

New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2023 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2023:

-	IFRS 17 - “Insurance Contracts” (issued in May 2017 and modified in June 2020 and December 2021).
-	IAS 1 - “Presentation of financial statements” (amended in February 2021).
-	IAS 8 - “Accounting Policies” (amended in February 2021).
-	IAS 12 - “Income Tax” (amended in May 2021).

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

17

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: GROUP STRUCTURE

5.1	Interest in subsidiaries, associates and joint ventures
5.1.1	Subsidiaries information

			03.31.2023	12.31.2022
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Autotrol Renovable S.A.	Argentina	Generation	100.00%	100.00%
GASA	Argentina	Generation	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
Greenwind	Argentina	Generation	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
CISA	Argentina	Trader & investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
Energía Operaciones ENOPSA S.A.	Ecuador	Oil	100.00%	100.00%
Pampa Ecuador Inc	Nevis	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	51.00%	51.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
Vientos de Arauco Renovables S.A.U.	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%
VS SLU	España	Investment	100.00%	100.00%

18

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.1.2	Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (Loss) of the period	Equity	Direct and indirect participation %
Associates
OCP	Investment	03.31.2023	17,796	(51)	17,070	30.06%
TGS (1)	Gas transportation	03.31.2023	753	5,663	330,961	3.576%

Joint ventures
CIESA (1)	Investment	03.31.2023	639	2,876	168,885	50.00%
Citelec (2)	Investment	03.31.2023	556	2,218	52,860	50.00%
CTB	Generation	03.31.2023	8,558	1,042	113,114	50.00%

(1)	The Company holds a direct and indirect interest of 3.576% in TGS and 50% in CIESA, a company that holds a 51% interest in the share capital of TGS. Therefore, additionally the Company has an indirect participation of 25.50% in TGS.
As of March 31, 2023, the quotation of TGS's ordinary shares and ADR published on the Buenos Aires Stock Exchange and the NYSE was $ 824.75 and US$ 10.24, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 190,525 million.
(2)	The Company holds a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of March 31, 2023, Transener’s common share price listed at the Buenos Aires Stock Exchange was $ 199.75 conferring Pampa’s indirect interest an approximate $ 23,383 million market value.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The detail of the balances of investments in associates and joint ventures is as follows:

	03.31.2023	12.31.2022
Disclosed in non-current assets
Associates
OCP	3,203	2,679
TGS	13,787	11,805
Other	4	3
Total associates	16,994	14,487
Joint ventures
CIESA	95,114	77,043
Citelec	26,430	20,801
CTB	56,558	47,502
Total joint ventures	178,102	145,346
Total associates and joint ventures	195,096	159,833

The following table shows the breakdown of the result from investments in associates and joint ventures:

	03.31.2023	03.31.2022
Associates
Refinor (1)	-	(1,328)
OCP	39	(703)
TGS	203	308
Total associates	242	(1,723)

Joint ventures
CIESA	1,328	2,037
Citelec	1,109	21
CTB	521	2,315
Greenwind (2)	-	32
Total joint ventures	2,958	4,405
Total associates and joint ventures	3,200	2,682

(1)	During 2022, the Company sold its equity interests in Refinor.
(2)	On August 12, 2022, the Company acquired an additional 50% indirect stake in Greenwind’s capital stock and the control of this company.

20

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	03.31.2023	03.31.2022
At the beginning of the year	159,833	79,114
Dividends	-	(844)
Increases	-	62
Decrease due to sale of equity interests	(658)	-
Share of profit	3,200	3,924
Impairment	-	(1,242)
Exchange differences on translation	32,721	10,821
At the end of the period	195,096	91,835
5.1.3	Investment in OCP

On May 4, 2023, the Company, through its subsidiary PEB, entered into a purchase agreement with Repsol OCP de Ecuador S.A. to acquire 2,979,606,613 additional shares, representing 29.66% of the share capital, of OCP Ltd, which in turn holds the whole share capital and voting rights of OCP SA, for a price of US$ 15 million, adjusted by subtracting the dividends collected by Repsol between January 1, 2023 and the transaction closing date. The completion of the transaction is subject to the customary precedent conditions, including the applicable governmental approvals.

5.1.4	Investment in CTB

Closing to combined cycle project

On February 22, 2023, CTB stared operations under the supply agreement with CAMMESA. On April 26, 2023, CTB was commissioned to operate with gas oil.

Issuance of CB

The resolutive condition of the guarantees granted by CTB’s co-controlling shareholders (Pampa Energía S.A. and YPF S.A.) in favor of holders of outstanding Classes 1, 2, 4, 6, 7 and 8 CB issued by CTB to secure the timely and proper payment of any owed amount, including principal and interest services, was fulfilled with the combined cycle’s commissioning on February 22, 2023. Consequently, these guarantees are terminated, ineffective and unenforceable.

After the period closing, on April 3, 2023, CTB issued Class 9 CB for a total amount of US$ 50 million at an annual fixed interest rate of 0% and maturing on April 3, 2026. Class 9 CB were subscribed and paid in cash and in-kind through the delivery of Class 1 CB, Class 1 CB with a fair value of US$ 2.2 million were partially canceled, with a US$ 30 million outstanding face value.

21

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, CTB is in compliance with all the covenants under its debt agreements.

5.2	Oil and gas participations

Continuity plan in the Parva Negra Este block

On December 14, 2022, the Company, ExxonMobil Exploration Argentina S.R.L. and GyP submitted to the Provincial Enforcement Authority a proposal for a contractual continuity plan which included: (i) the granting of a Lot under Evaluation for the April-2022 through April-2025 period, (ii) a 50% reduction of the block’s surface, to a total surface of 143 km2, (iii) the assignment of ExxonMobil Exploration Argentina S.R.L.’s 42.50% interest to the Company, and (iv) the commitment to drill and complete 1 horizontal well targeting Vaca Muerta before September 2024.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the parties have executed an addendum to the Joint Venture agreement under the stated terms, and the Provincial Executive Order approving it is pending issuance.

Anticlinal Campamento termination agreement

On January 19, 2023, the Company accepted Oilstone Energía S.A.’s offer to terminate its rights and obligations under the investment agreement, the Joint Venture and the operating agreement of the block, effective from January 1, 2023.

Estación Fernández Oro termination agreement

On March 14, 2023, the Company accepted YPF S.A.’s proposal to terminate, effective as from January 1, 2023, all the Company’s rights and obligations in the investment agreement, the Joint Venture and the operating agreement for the Estación Fernández Oro block’s exploitation concession.

Las Tacanas Norte Exploration Permit Termination

On January 4, 2023, the Las Tacanas Norte block exploration period terminated, and the Company’s rights and obligations over the area expired.

Aguaragüe Concession Extension

On February 3, 2023, an agreement for a 10-year extension of the concession was signed with the enforcement authority. The agreement includes investment commitments for the execution of 1 well, 2 workovers and 2D seismic reprocessing.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Provincial Executive Order ratifying this agreement is pending publication.

22

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Condensed Interim Financial Statements.

In the preparation of these Consolidated Condensed Interim Financial Statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2022.

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last year.

23

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates in the electricity and oil and gas value chains.

Through its own activities, subsidiaries and share holdings in joint ventures and associates, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Electricity Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind, VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba, Ecoenergía, Pilar, I. White, the Pichi Picún Leufú hydroelectric complex and PEPE II, PEPE III and PEPE IV wind farms. It is worth highlighting that the results of the segment’s operations reflect the effects of the consolidation with Greenwind and VAR as from August 12, 2022, and December 16, 2022, respectively.

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct and indirect interest in CISA.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding and Other Business, principally consisting of interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the south of the country, respectively, interests in the associate OCP, holding activities and other financial investment transactions.

The Company manages its operating segment based on its individual net result in U.S. dollars.

24

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the three-month period ended March 31, 2023	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue - local market	173	79	89	4	-	345	67,409
Revenue - foreign market	-	50	36	-	-	86	16,506
Intersegment revenue	-	25	-	-	(25)	-	-
Cost of sales	(84)	(92)	(114)	-	25	(265)	(50,538)
Gross profit	89	62	11	4	-	166	33,377

Selling expenses	(1)	(12)	(3)	-	-	(16)	(3,193)
Administrative expenses	(12)	(18)	(2)	(9)	-	(41)	(8,310)
Exploration expenses	-	-	-	-	-	-	(48)
Other operating income	11	5	-	-	-	16	4,859
Other operating expenses	(5)	(5)	-	(3)	-	(13)	(3,845)
Impairment recovery of intangible assets	-	-	-	2	-	2	411
Impairment of financial assets	-	-	-	-	-	-	(291)
Share of profit from associates and joint ventures	2	-	-	13	-	15	3,200
Operating income	84	32	6	7	-	129	26,160

Financial income	-	-	-	2	(2)	-	193
Financial costs	(25)	(38)	(1)	(14)	2	(76)	(14,711)
Other financial results	34	5	-	45	-	84	14,643
Financial results, net	9	(33)	(1)	33	-	8	125
Profit before income tax	93	(1)	5	40	-	137	26,285

Income tax	3	-	-	1	-	4	643
Profit (Loss) of the period	96	(1)	5	41	-	141	26,928

Depreciation and amortization	26	32	1	-	-	59	11,369

25

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the three-month period ended March 31, 2023	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loos) of the year attributable to:
Owners of the company	96	(1)	5	41	-	141	26,918
Non-controlling interest	-	-	-	-	-	-	10

Consolidated financial position information as of March 31, 2023
Assets	2,661	1,288	176	1,043	(167)	5,001	1,045,337
Liabilities	1,014	1,315	162	232	(166)	2,557	534,368

Net book values of property, plant and equipment	1,369	859	25	35	-	2,288	478,125

Additional consolidated information as of March 31, 2023
Increases in property, plant and equipment	93	88	2	2	-	185	36,399

26

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the three-month period ended March 31, 2022	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue - local market	166	58	85	7	-	316	33,709
Revenue - foreign market	-	55	41	-	-	96	10,302
Intersegment revenue	-	24	-	-	(24)	-	-
Cost of sales	(84)	(71)	(116)	-	24	(247)	(26,244)
Gross profit	82	66	10	7	-	165	17,767

Selling expenses	(1)	(15)	(4)	-	-	(20)	(2,063)
Administrative expenses	(9)	(14)	(1)	(8)	-	(32)	(3,529)
Exploration expenses	-	-	-	-	-	-	(8)
Other operating income	4	4	-	3	-	11	1,300
Other operating expenses	(1)	(12)	-	(2)	-	(15)	(1,668)
Impairment of inventories	-	-	-	-	-	-	(9)
Impairment of financial assets	-	-	-	(1)	-	(1)	(127)
Share of profit from associates and joint ventures	22	-	-	3	-	25	2,682
Operating income	97	29	5	2	-	133	14,345

Financial income	1	1	-	3	(2)	3	246
Financial costs	(13)	(24)	(1)	(3)	2	(39)	(4,195)
Other financial results	9	(12)	1	-	-	(2)	(289)
Financial results, net	(3)	(35)	-	-	-	(38)	(4,238)
Profit before income tax	94	(6)	5	2	-	95	10,107

Income tax	4	2	-	(1)	-	5	347
Profit (Loss) of the period	98	(4)	5	1	-	100	10,454

Depreciation and amortization	22	27	1	-	-	50	5,374

27

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the three-month period ended March 31, 2022	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	97	(4)	5	1	-	99	10,304
Non-controlling interest	1	-	-	-	-	1	150

Consolidated financial position information as of December 31, 2022
Assets	2,464	1,234	177	1,029	(162)	4,742	840,064
Liabilities	979	1,248	147	245	(161)	2,458	435,444

Net book values of property, plant and equipment	1,299	807	24	34	-	2,164	383,464

Additional consolidated information as of March 31, 2022
Increases in property, plant and equipment	10	63	-	1	-	74	7,878

28

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	03.31.2023	03.31.2022

Energy sales in Spot Market	11,218	5,983
Energy sales by supply contracts	18,704	9,138
Fuel supply	3,992	2,511
Other sales	52	121
Generation sales subtotal	33,966	17,753

Gas sales	17,393	8,235
Oil sales	7,018	3,489
Other sales	351	321
Oil and gas sales subtotal	24,762	12,045

Products from catalytic reforming sales	10,902	5,385
Styrene sales	3,751	2,263
Synthetic rubber sales	3,238	2,356
Polystyrene sales	6,463	3,360
Other sales	124	130
Petrochemicals sales subtotal	24,478	13,494

Technical assistance and administration services sales	686	715
Other sales	23	4
Holding and others subtotal	709	719
Total revenue	83,915	44,011

29

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	03.31.2023	03.31.2022
Inventories at the beginning of the year	30,724	15,888

Plus: Charges of the period
Purchases of inventories, energy and gas	22,948	14,455
Salaries and social security charges	3,912	1,917
Employees benefits	703	366
Defined benefit plans	574	160
Works contracts, fees and compensation for services	5,217	1,749
Property, plant and equipment depreciation	10,715	5,007
Intangible assets amortization	288	12
Right-of-use assets amortization	37	215
Energy transportation	427	172
Transportation and freights	617	335
Consumption of materials	1,106	553
Penalties	89	14
Maintenance	2,063	1,245
Canons and royalties	4,088	1,921
Environmental control	316	104
Rental and insurance	1,387	811
Surveillance and security	200	90
Taxes, rates and contributions	193	126
Other	190	41
Total charges of the period	55,070	29,293

Exchange differences on translation	4,836	1,036

Less: Inventories at the end of the period	(40,092)	(19,973)
Total cost of sales	50,538	26,244

30

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	03.31.2023	03.31.2022
Salaries and social security charges	247	139
Employees benefits	20	8
Fees and compensation for services	174	90
Property, plant and equipment depreciation	1	1
Taxes, rates and contributions	615	271
Transportation and freights	2,093	1,518
Other	43	36
Total selling expenses	3,193	2,063

10.2 Administrative expenses

	03.31.2023	03.31.2022
Salaries and social security charges	3,344	1,344
Employees benefits	350	136
Defined benefit plans	1,246	280
Fees and compensation for services	1,301	882
Compensation agreements	865	310
Directors' and Sindycs' fees	282	149
Property, plant and equipment depreciation	328	139
Consumption of materials	15	12
Maintenance	107	65
Transport and per diem	93	26
Rental and insurance	25	8
Surveillance and security	47	22
Taxes, rates and contributions	98	55
Communications	52	27
Other	157	74
Total administrative expenses	8,310	3,529

10.3 Exploration expenses

	03.31.2023	03.31.2022
Geological and geophysical expenses	48	8
Total exploration expenses	48	8

31

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	03.31.2023	03.31.2022
Other operating income
Insurance recovery	4	15
Services provided to third parties	34	45
Results for property, plant and equipment sale and derecognition	51	3
Result from intangible assets sale	-	252
Contingencies recovery	2	1
Tax charges recovery	12	8
Commercial interests	2,791	445
Contractual indemnity	1,360	-
Argentine Natural Gas Production Promotion Plan	464	396
Other	141	135
Total other operating income	4,859	1,300

Other operating expenses
Provision for contingencies	(250)	(53)
Provision for environmental remediation	(10)	-
Results for property, plant and equipment sale and derecognition	(19)	(34)
Tax credits´ impairment	(8)	(1)
Tax on bank transactions	(656)	(325)
Donations and contributions	(83)	(47)
Institutional promotion	(104)	(87)
Costs of concessions agreements completion	(794)	-
Contractual penalty	(1,360)	-
Readjustment of investment plan (1)	-	(1,011)
Royalties of Argentine Natural Gas Production Promotion Plan	(66)	(57)
Other	(495)	(53)
Total other operating expenses	(3,845)	(1,668)

(1)	Corresponding to the investment plan’s readjustment bond at the Sierra Chata block.

32

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 Financial results

	03.31.2023	03.31.2022
Financial income
Financial interest	85	17
Other interest	108	229
Total financial income	193	246

Financial costs
Financial interests (1)	(11,398)	(3,502)
Commercial interests	(31)	(19)
Fiscal interests	(2,758)	(408)
Other interests	(166)	(75)
Bank and other financial expenses	(358)	(191)
Total financial costs	(14,711)	(4,195)

Other financial results
Foreign currency exchange difference, net	4,754	241
Changes in the fair value of financial instruments	10,165	(129)
Result from present value measurement	(262)	(410)
Result from repurchase of corporate bonds	30	-
Other financial results	(44)	9
Total other financial results	14,643	(289)
Total financial results, net	125	(4,238)

(1) Net of $ 953 million and $ 12 million capitalized in property, plant and equipment for the three-month periods ended March 31, 2023 and 2022, respectively.

33

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	03.31.2023	03.31.2022
Current tax	(185)	5,504
Deferred tax	(463)	(5,853)
Difference between previous fiscal year income tax provision and the income tax statement	5	2
Total income tax - Income	(643)	(347)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	03.31.2023	03.31.2022
Profit before income tax	26,285	10,107
Current income tax rate	35%	35%
Income tax at the statutary tax rate	9,200	3,537
Share of profit from companies	(1,120)	(856)
Non-taxable results	(1,147)	(131)
Effects of exchange differences and other results associated with the valuation of the currency, net	14,623	3,631
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(35,748)	(12,018)
Effect for tax inflation adjustment	13,322	4,741
Non-deductible cost	130	580
Other	97	169
Total income tax - Income	(643)	(347)

34

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS ANF LIABILITIES

11.1	Property, plant and equipment
	Original values
Type of good	At the beginning	Increases (1)	Transfers	Decreases	Traslation effect
						At the end

Lands	2,333	-	-	-	419	2,752
Buildings	25,253	-	387	-	4,605	30,245
Equipment and machinery	339,671	3	4,435	(23)	62,430	406,516
Wells	175,771	35	10,912	(1,768)	31,254	216,204
Mining property	32,077	-	-	-	5,766	37,843
Vehicles	1,365	284	13	(29)	284	1,917
Furniture and fixtures and software equipment	10,635	25	76	-	1,922	12,658
Communication equipments	223	-	-	-	40	263
Materials, spare parts and tools	6,304	4,358	(3,749)	-	1,619	8,532
Petrochemical industrial complex	5,158	-	209	-	933	6,300
Work in progress	44,316	16,354	(15,052)	-	6,718	52,336
Advances to suppliers	7,718	15,340	(1,127)	(2)	2,605	24,534
Other goods	635	-	3,896	-	947	5,478
Total at 03.31.2023	651,459	36,399	-	(1,822)	119,542	805,578
Total at 03.31.2022	311,688	7,878	-	(16)	25,445	344,995

(1) Includes $ 953 million and $12 million of financial costs capitalized in property, plant and equipment for the three-month periods ended March 31, 2023 and 2022, respectively.

35

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation					Net book values
Type of good	At the beginning	Decreases	For the period	Traslation effect	At the end	At the end	At 12.31.2022

Lands	-	-	-	-	-	2,752	2,333
Buildings	(13,342)	-	(363)	(2,440)	(16,145)	14,100	11,911
Equipment and machinery	(113,166)	22	(6,006)	(22,120)	(141,270)	265,246	226,505
Wells	(104,372)	890	(3,772)	(17,908)	(125,162)	91,042	71,399
Mining property	(23,809)	-	(304)	(4,307)	(28,420)	9,423	8,268
Vehicles	(865)	21	(54)	(156)	(1,054)	863	500
Furniture and fixtures and software equipment	(9,137)	-	(224)	(1,663)	(11,024)	1,634	1,498
Communication equipments	(174)	-	(6)	(32)	(212)	51	49
Materials, spare parts and tools	(257)	-	(8)	(46)	(311)	8,221	6,047
Petrochemical industrial complex	(2,664)	-	(236)	(499)	(3,399)	2,901	2,494
Work in progress	-	-	-	-	-	52,336	44,316
Advances to suppliers	-	-	-	-	-	24,534	7,718
Other goods	(209)	-	(71)	(176)	(456)	5,022	426
Total at 03.31.2023	(267,995)	933	(11,044)	(49,347)	(327,453)	478,125
Total at 03.31.2022	(141,298)	10	(5,147)	(11,620)	(158,055)	186,940
Total at 12.31.2022							383,464

36

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Decrease	Impairment recovery (2)	Traslation effect
					At the end

Concession agreements	444	-	-	80	524
Goodwill	6,131	-	-	1,102	7,233
Intangible identified in acquisitions of companies	17,835	-	-	3,211	21,046
Digital assets	1,172	(1,626)	411	43	-
Total at 03.31.2023	25,582	(1,626)	411	4,436	28,803
Total at 03.31.2022	4,530	-	-	366	4,896

	Amortization
Type of good	At the beginning	For the period	Traslation effect	At the end
Concession agreements	(418)	(4)	(76)	(498)
Intangible identified in acquisitions of companies	(800)	(284)	(173)	(1,257)
Total at 03.31.2023	(1,218)	(288)	(249)	(1,755)
Total at 03.31.2022	(574)	(12)	(48)	(634)

	Net book values
Type of good	At the end	At 12.31.2022

Concession agreements	26	26
Goodwill	7,233	6,131
Intangible identified in acquisitions of companies	19,789	17,035
Digital assets	-	1,172
Total at 03.31.2023	27,048
Total at 03.31.2022	4,262
Total at 12.31.2022		24,364

(1)	As of March 31, 2023, the sale of the digital assets at market price resulted in the recognition of an impairment recovery for $ 411 million.

37

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	03.31.2023	12.31.2022
Tax loss carryforwards	3,074	3,294
Property, plant and equipment	34,163	26,765
Intangible assets	2	2
Trade and other receivables	556	592
Provisions	12,835	10,472
Salaries and social security payable	178	134
Defined benefit plans	1,953	1,356
Trade and other payables	39	40
Other	235	195
Deferred tax asset	53,035	42,850
Property, plant and equipment	(14,148)	(14,021)
Intangible assets	(9,428)	(6,209)
Investments in companies	(1,332)	(1,332)
Inventories	(4,373)	(3,281)
Financial assets at fair value through profit and loss	(3,333)	(2,718)
Trade and other receivables	(3,918)	(3,928)
Tax liabilities	(322)	(322)
Tax inflation adjustment	(30,586)	(24,567)
Deferred tax liability	(67,440)	(56,378)

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset tax assets and liabilities; and when deferred income tax charges are associated with the same fiscal authority. Therefore, they are disclosed in the consolidated condensed interim statement of financial position:

	03.31.2023	12.31.2022
Deferred tax asset, net	9,185	6,326
Deferred tax liability, net	(23,590)	(19,854)

38

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 Inventories

	03.31.2023	12.31.2022
Current
Materials and spare parts	23,488	18,489
Advances to suppliers	950	1,458
In process and finished products	15,654	10,777
Total (1)	40,092	30,724

(1) It includes impairment loss as a result of the performed recoverability assessment for $ 9 million and $ 463 million (US$ 2 million) as of March 31, 2022 and December 31, 2022. There is no impairment as of March 31, 2023.

11.5 Provisions

	03.31.2023	12.31.2022
Non-Current
Contingencies	22,682	19,031
Asset retirement obligation and wind turbines decommisioning	4,426	4,453
Environmental remediation	3,005	2,578
Other provisions	794	-
Total non-current	30,907	26,062

Current
Contingencies	18	16
Asset retirement obligation and wind turbines decommisioning	481	400
Environmental remediation	401	357
Other provisions	9	6
Total current	909	779

39

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	03.31.2023
	Contingencies	Asset retirement obligation and wind turbines decommisioning	Environmental remediation

At the beginning of the year	19,047	4,853	2,935
Increases	368	154	51
Decreases	(43)	-	(49)
Exchange differences on translation	3,330	818	511
Reversal of unused amounts	(2)	(918)	(42)
At the end of the period	22,700	4,907	3,406

	03.31.2022
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	10,887	2,217	1,805
Increases	111	58	22
Decreases	(13)	-	(5)
Exchange differences on translation	815	181	142
At the end of the period	11,800	2,456	1,964

40

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.6 Income tax and minimum notional income tax provision

	03.31.2023	12.31.2022
Non-current
Income tax, net of witholdings	32,296	28,568
Minimum notional income tax	3,423	3,160
Total non-current	35,719	31,728

Current
Income tax, net of witholdings and advances	506	927
Total current	506	927

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1	Financial assets at amortized cost

	03.31.2023	12.31.2022
Non-current
Term deposit	21,038	17,823
Notes receivable	-	177
Total non-current	21,038	18,000

Current
Notes receivable	3,485	1,357
Total current	3,485	1,357

41

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.2	Financial assets at fair value through profit and loss

	03.31.2023	12.31.2022
Non-current
Shares	5,742	4,867
Total non-current	5,742	4,867

Current
Government securities	73,450	36,281
Corporate bonds	22,002	33,600
Shares	30,702	28,422
Mutual funds	4,626	5,553
Total current	130,780	103,856

12.3	Trade and other receivables

	Note	03.31.2023	12.31.2022
Non-Current
Other		14	12
Trade receivables		14	12

Non-Current
Related parties	16	3,335	3,098
Advances to suppliers		685	-
Tax credits		547	285
Prepaid expenses		31	14
Contractual indemnity credit		1,020	-
Other		191	6
Other receivables		5,809	3,403
Total non-current		5,823	3,415

42

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	03.31.2023	12.31.2022
Current
Receivables from MAT sales		3,858	3,689
CAMMESA		46,169	29,315
Receivables from oil and gas sales		12,528	9,788
Receivables from petrochemicals sales		10,539	10,931
Related parties	16	972	848
Other		345	496
Impairment of financial assets		(1,159)	(1,039)
Trade receivables, net		73,252	54,028

Current
Related parties	16	1,431	1,183
Tax credits		2,648	2,555
Receivables for complementary activities		158	57
Prepaid expenses		4,234	2,525
Guarantee deposits		1,452	4,870
Expenses to be recovered		2,841	2,611
Receivables for acquisition of subsidiary		1,182	1,182
Receivables for sale of subsidiary and associates		848	719
Receivables for financial instruments sale		-	150
Argentine Natural Gas Production Promotion Plan		4,812	5,721
Advances to suppliers		2,738	-
Receivables for arbitration award		3,610	6,621
Contractual indemnity credit		340	-
Other		1,157	1,144
Impairment of other receivables		(20)	(38)
Other receivables, net		27,431	29,300
Total current		100,683	83,328

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

43

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the impairment of financial assets are as follows:

	03.31.2023	03.31.2022
At the beginning of the year	1,039	963
Impairment	91	44
Reversal of unused amounts	(6)	-
Exchange differences on translation	35	6
At the end of the period	1,159	1,013

The movements in the impairment of other receivables are as follows:

	03.31.2023	03.31.2022
At the beginning of the year	38	12
Impairment	1	5
Reversal of unused amounts	(24)	-
Exchange differences on translation	5	(1)
At the end of the period	20	16
12.4	Cash and cash equivalents

	03.31.2023	12.31.2022
Cash	43	28
Banks	6,829	1,958
Mutual funds	19,426	16,771
Total	26,298	18,757

44

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5	Borrowings

	03.31.2023	12.31.2022
Non-Current
Financial borrowings	21,826	19,088
Corporate bonds	259,548	218,349
Total non-current	281,374	237,437

Current
Bank overdrafts	-	10,514
Financial borrowings	11,530	8,970
Corporate bonds	56,452	28,845
Total current	67,982	48,329
Total	349,356	285,766

As of March 31, 2023, and December 31, 2022 the fair value of the Company’s CB amount approximately to $ 316,061 million and $ 240,194 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period (fair value level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Company is in compliance with the covenants provided for in its loan’s contracts.

45

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The evolution of the consolidated loans over the three-month periods ended March 31, 2023 and 2022 is disclosed below.

	03.31.2023	03.31.2022
At the beginning of the year	285,766	147,795
Proceeds from borrowings	28,783	2,564
Payment of borrowings	(11,465)	-
Accrued interest	11,396	3,504
Payment of interests	(10,055)	(4,327)
Repurchase of corporate bonds	(586)	-
Result from repurchase of corporate bonds	(30)	-
Foreign currency exchange difference	(7,432)	(472)
Borrowing costs capitalized in property, plant and equipment	953	12
Exchange differences on translation	52,026	12,118
At the end of the period	349,356	161,194

12.5.1 Issuance of CB

On January 11, 2023, the Company issued Class 15 CB for $ 10,379 million accruing interest at a variable BADLAR rate plus an annual 2% spread and maturing on July 11, 2024. Subsequently, on March 6, 2023, the Company reopened Class 13 and Class 15 CB for US$ 48.2 million and $ 7,885 million, respectively.

After the period closing, on May 4, 2023, the Company issued Class 16 CB for US$ 55.7 million accruing interest at a fixed Badlar rate 4.99%, maturing on November 4, 2025, and Class 17 CB for $ 5,980 million accruing interest at a variable BADLAR rate plus an annual 2% spread and maturing on May 4, 2024. Class 17 CB are the second green bond issued by Pampa, which reflects the commitment to finance projects with a positive impact on the environment and to diversify the country’s energy generation matrix. The issue of Class 17 CB was recognised by Fix Ratings, an affiliate of Fitch Ratings, with the rating of Green Bond (BV1), the best possible grade, since it is aligned with the four main components of ICMA’s (International Capital Market Association) Green Bond Principles (GBP). It was issued in observance of the “Guidelines for the Issuance of Social, Green and Sustainable Bonds in Argentina” of the CNV Rules and the provisions of BYMA’s Social, Green and Sustainable Guide and the BYMA Rules, and also makes up BYMA’s Social, Green and Sustainable Bonds Panel. The Company will allocate the issue’s proceeds form Class 17 CB to finance the expansion of PEPE VI wind farm.

46

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.2 Financial loans

During the three-month period ended March 31, 2023, the Company repaid short-term bank loans with local financial entities for $ 10,065 million and took out net short-term import financing for US$ 1.6 million. After the period closing, the Company took out short-term bank loans with local financial entities for $ 36,168 million and repaid import financing for US$ 5.6 million.

12.6	Trade and other payables
	Note	03.31.2023	12.31.2022
Non-Current
Customer guarantees		5	4
Trade payables		5	4

Compensation agreements		2,617	1,769
Finance leases liability		1,986	1,789
Contractual penalty debt		1,020	-
Other		185	195
Other payables		5,808	3,753
Total non-current		5,813	3,757

Current
Suppliers		52,165	35,109
Customer advances		801	644
Related parties	16	4,802	2,506
Trade payables		57,768	38,259

Compensation agreements		2,543	2,085
Liability for acquisition of companies		7,206	8,144
Finance leases liability		373	319
Investment plan readjustment liability		666	807
Contractual penalty debt		340
Other		139	117
Other payables		11,267	11,472
Total current		69,035	49,731

Due to the short-term nature of trade and other payables, its book value is not considered to differ from its fair value. For most other non-current liabilities, fair values do not significantly differ from book values.

47

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7	Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of March 31, 2023 and December 31, 2022:

As of March 31, 2023	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	73,450	-	-	73,450
Corporate bonds	22,002	-	-	22,002
Mutual funds	4,626	-	-	4,626
Shares	30,702	-	5,742	36,444
Cash and cash equivalents
Mutual funds	19,426	-	-	19,426
Derivative financial instruments	-	187	-	187
Other receivables
Guarantee deposits on derivative financial instruments	1,119	-	-	1,119
Total assets	151,325	187	5,742	157,254

Liabilities
Derivative financial instruments	-	371	-	371
Total liabilities	-	371	-	371

As of December 31, 2022	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	36,281	-	-	36,281
Corporate bonds	33,600	-	-	33,600
Mutual funds	5,553	-	-	5,553
Shares	28,422	-	4,867	33,289
Cash and cash equivalents
Mutual funds	16,771	-	-	16,771
Derivative financial instruments	-	161	-	161
Other receivables
Guarantee deposits on derivative financial instruments	3,823	-	-	3,823
Total assets	124,450	161	4,867	129,478

Liabilities
Derivative financial instruments	-	318	-	318
Total liabilities	-	318	-	318

48

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.
-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the 4.04% and 4.55% equity interest, direct and indirect, in TJSM and TMB, respectively.

NOTE 13: EQUITY COMPONENTS

13.1	Share Capital

As of March 31, 2023, the capital stock amounts to $ 1,384 million, including $ 4 million of treasury shares.

The Company is reached by CNV General Resolution No. 941/22, as it has previously adopted a specific accounting policy regarding the foreign-currency translation of financial statements. To comply with the provisions established by this resolution, the breakdown of the translation differences originated in share capital and capital adjustment accounts are detailed below:

	03.31.2023
	Share capital	Share capital adjustment
At the beginning of the year	5,117	26,760
Variation of the period	1,167	6,111
At the end of the period	6,284	32,871

	12.31.2022
	Share capital	Share capital adjustment
At the beginning of the year	2,392	12,503
Variation of the period	2,725	14,257
At the end of the period	5,117	26,760

49

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

13.2	Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, and where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of March 31, 2023 and 2022, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	03.31.2023	03.31.2022
Earning for continuing operations attributable to equity holders of the Company	26,918	10,304
Weighted average amount of outstanding shares	1,380	1,382
Basic and diluted earnings per share from continued operations	19.51	7.46

50

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1	Adjustments to reconcilie net profit to cash flows from operating activities

	Note	03.31.2023	03.31.2022
Income tax	10.6	(643)	(347)
Accrued interest		11,428	3,333
Depreciations and amortizations	9, 10.1 and 10.2	11,369	5,374
Share of profit of joint ventures and associates	5.1.2	(3,200)	(2,682)
Results for property, plant and equipment sale and derecognition	10.4	(32)	31
Result for intangible assets sale	10.4	-	(252)
Impairment recovery (Impairment) of intangible assets and inventories		(411)	9
Impairment of financial assets		291	127
Result from measurement at present value	10.5	262	410
Changes in the fair value of financial instruments		(9,099)	164
Exchange differences, net		(5,258)	(241)
Result from repurchase of corporate bonds	10.5	(30)	-
Readjustment of investment plan	10.4	-	1,011
Costs of concessions agreements completion	10.4	794	-
Contractual indemnity	10.4	(1,360)	-
Contractual penalty	10.4	1,360	-
Recovery of tax charges	10.4	(4)	(7)
Provision for contingecies, net	10.4	248	52
Provision for environmental remediation	10.4	10	-
Accrual of defined benefit plans	9 and 10.2	1,820	440
Compensation agreements	10.2	865	310
Other		(360)	1
Adjustments to reconcile net profit to cash flows from operating activities		8,050	7,733

51

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.2	Changes in operating assets and liabilities

	03.31.2023	03.31.2022
Increase in trade receivables and other receivables	(6,265)	(2,044)
Increase in inventories	(4,532)	(3,058)
Increase in trade payables and other payables	9,576	333
Decrease in salaries and social security payables	(1,123)	(895)
Decrease in defined benefit plans	(62)	(80)
Increase in tax liabilities	771	238
Decrease in provisions	(381)	(82)
Income tax payment	(395)	(156)
(Payments) Collections for derivative financial instruments, net	(25)	199
Changes in operating assets and liabilities	(2,436)	(5,545)

14.3	Significant non-cash transactions

	03.31.2023	03.31.2022

Acquisition of property, plant and equipment through an increase in trade payables	(13,401)	(5,272)
Borrowing costs capitalized in property, plant and equipment	(953)	(12)
Receivables for acquisition of subsidiary	1,182	-
Dividends pending collection	-	598
Decrease in asset retirement obligation through property, plant and equipment	(878)	-
Compensation of compensation plans through a decrease in other receivables	(41)	-

52

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

The main changes for the three-month period ended March 31, 2023 regarding contingent liabilities disclosed in the Consolidated Financial Statements as of December 31, 2022 are detailed below:

15.1 Labor claim - Compensation Fund

Regarding one of the claims on alleged underfunding of the plan upon the elimination of the Company’s contributions based on earnings, the Supreme Court of Justice of the Autonomous City of Buenos Aires asked the Chamber of Commercial Appeals to transfer the proceedings to hear the unconstitutionality appeal filed by the Company.

15.2 Environmental claims

-	In the proceeding where Fundación SurfRider Argentina has requested the performance of preliminary proceedings due to alleged indications of environmental damage in the City of Mar del Plata, the partial agreement reached between the plaintiff and a co-defendant was ratified, and the proposal submitted by other two co-defendants is in the trial stage. On the other side, the Company has requested to be severed from the proceeding as it did not own any service station during the claim period.
-	In the proceeding brought by a neighbor of the Province of Salta owning a lot where a joint venture made up of the plaintiffs (the Company and other companies) conducted hydrocarbon activities, the Province of Salta became a co-defendant instead of a third party.

53

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTA 16: RELATED PARTIES´ BALANCES AND TRANSACTIONS

16.1 Balances with related parties

As of March 31, 2023	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	39	-	-	-
TGS	903	3,335	1,273	1,500
Transener	9	-	25	1
Other	-	-	-	2
Other related parties
SACDE	21	-	15	3,299
Other	-	-	118	-
	972	3,335	1,431	4,802

As of December 31, 2022	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	34	-	-	-
TGS	806	3,098	1,059	1,206
Transener	4	-	12	1
Other	-	-	-	2
Other related parties
SACDE	4	-	12	1,297
Other	-	-	100	-
	848	3,098	1,183	2,506

54

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the three-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees for services (3)			Other operating income (expenses), net (4)
	2023	2022	2023	2022	2023		2022	2023		2022
Associates and joint ventures
CTB	89	43	-	-	-		-	-		-
Greenwind	-	19	-	-	-		-	-		-
Refinor	-	281	-	(1,262)	-		-	-		-
TGS	2,175	1,284	(2,285)	(997)	-		-	-		-
Transener	-	-	(6)	(3)	-		-	19		-

Other related parties
Fundación	-	-	-	-	-		-	(72)	-	(27)
SACDE	-	-	(3,607)	(2,539)	-		-	17		3
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(9)	-	(18)	-		-
Other	-	-	(10)	-	-	-	-	-		-
	2,264	1,627	(5,908)	(4,801)	(9)		(18)	(36)		(24)

(1)	Corresponds mainly to advisory services provided in relation with technical assistance and sales of gas.
(2)	Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for $ 2,301 million and $ 2,339 million and infrastructure works contracted to SACDE imputed to property, plant and equipment for $ 3,607 million and $ 2,462 million, of which $ 2,417 million and $ 702 million correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the three-month period ended March 31, 2023 and 2022, respectively.
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations expenses and operating leases income.

Operations for the three-month period	Financial income (1)		Financial expenses (2)		Dividends received
	2023	2022	2023	2022	2023	2022
Associates and joint ventures
OCP	-	-	-	-	-	844
TGS	88	60	-	-	-	-

Other related parties
Other	-	-	(6)	-	-	-
	88	60	(6)	-	-	844

(1)	Corresponds mainly to financial leases and accrued interest on loans granted.
(2)	Corresponds to interest and commissions on loans received.

55

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS (1)

	Type	Amount in currencies other than pesos	Exchange rate (2)	Total 03.31.2023	Total 12.31.2022

ASSETS

NON-CURRENT ASSETS
Financial assets at amortized cost	US$	100.7	209.01	21,038	18,000
Other receivables	US$	25.0	209.01	5,224	3,099
Total non-current assets				26,262	21,099

CURRENT ASSETS

Financial assets at fair value through profit and loss	US$	518.9	209.01	108,446	83,477
	U$	-	-	-	1
Financial assets at amortized cost	US$	16.7	209.01	3,485	1,357
Derivative financial instruments	US$	0.8	209.01	175	149
Trade and other receivables	US$	200.1	209.01	41,815	38,960
Cash and cash equivalents	US$	92.7	209.01	19,378	13,602
	EUR	-	-	-	1
Total current assets				173,299	137,547
Total assets				199,561	158,646

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	140.4	209.01	29,350	25,492
Borrowings	US$	1,258.9	209.01	263,130	215,786
Other payables	US$	27.0	209.01	5,640	3,572
Total non-current liabilities				298,120	244,850

CURRENT LIABILITIES
Provisions	US$	3.9	209.01	815	741
Tax liabilities	US$	0.13	209.01	26	6
Salaries and social security payable	US$	2.3	209.01	471	16
Derivative financial instruments	US$	1.78	209.01	371	318
Borrowings	US$	176.7	209.01	36,924	31,180
Trade and other payables	US$	244.8	209.01	51,172	35,461
	EUR	4.1	227.03	926	548
	CHF	0.015	228.53	3	-
	BOB	0.04	30.25	1	-
	U$	0.12	5.41	1	-
	SEK	0.2	20.15	5	-
Total current liabilities				90,715	68,270
Total liabilities				388,835	313,120
Net Position Liability				(189,274)	(154,474)

(1)	Information presented to comply with CNV Rules.
(2)	Exchange rate in force on March 31, 2023 according to the BNA for U.S. dollars (US$), Euros (EUR), Swedish crowns (SEK), Swiss francs (CHF), Bolivian pesos (BOB) and Uruguayan pesos (U$).

56

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTA 18: INVESTMENT COMMITMENTS

New generation projects

PEPE IV

In early 2022, works started for the expansion of PEPE III, inaugurated in 2019, which production is targeted at the large users’ segment.

The project will mainly consist of the mounting and installation (in stages) of 18 additional wind turbines, adding a capacity of 81 MW; therefore, once works are completed, PEPE III and PEPE IV will have an installed capacity of 134.2 MW.

On February 25, 2023, took place the commissioning of 4 additional wind turbines with an incremental capacity of 18 MW.

After the period closing, on April 4, 2023, 2 additional wind turbines were commissioned with a capacity of 9 MW.

PEPE VI

In February 2023, the Company started constructing Pampa Energía VI Wind Farm in Bahía Blanca, Province of Buenos Aires. The project will enable the installation of a 300 MW power capacity, in 3 stages, with an estimated US$ 500 million investment.

Stage 1 comprises the mounting and installation of 21 Vestas wind turbines, with their internal medium-voltage cable network, roads, a substation and a 500 KV line allowing for a 94.5 MW capacity addition, with an investment for US$ 186 million, expected to be operative during the third quarter of 2024.

Stage 2 comprises the mounting and installation of 10 Vestas wind turbines allowing for a 45 MW capacity addition, with an investment for US$ 89 million, expected to be operative during the fourth quarter of 2024.

The energy produced by this wind park allows for reduced carbon emissions and will be sold through the MATER to supply large companies in the country in compliance with the Renewable Energy Law.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 19: DOCUMENTATION SAFEKEEPING

On August 14, 2014, the CNV issued General Resolution No. 629/14, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the AdeA - Administración de Archivos S.A.’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 – C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 20: SUBSEQUENT EVENTS

General Ordinary and Extraordinary Shareholders’ Meeting

On April 26, 2023, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved:

-	To approve the allocation of results for the fiscal year ended December 31, 2022, which amounted to a $ 64,859 million profit which, added to appropriated translation differences in the amount of $ 19,646 million, total positive retained earnings for $ 84,505 million, resolving : (i) to disaffect $ 16 million from the legal reserve for having exceeded the legal limit of 20% of the share capital considering the associated translation differences and to allocated it to the voluntary reserve; and (ii) to allocate the amount of $ 84,505 million, to the voluntary reserve.
-	To reduce the capital stock through the cancellation of 20.1 million shares, which is pending registration with the Public Registry as of the date of issuance of these Consolidated Condensed Interim Financial Statements.

Series T CB redemption

On May 5, 2023, the Company announced the redemption of all Series T CB maturing on July 21, 2023, which outstanding balance amounts to US$ 92.9 million.

The redemption will operate on June 8, 2023 at a redemption price equal to 100% of the outstanding capital amount, plus interest accrued and unpaid until the redemption date, and plus the applicable additional amounts under the Series T CB’s trust agreement.

58